# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 5C Lending Partners Corp., CIK 0001998387
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001 ("Common Stock")
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001142872

## Reporting persons
- Liberty Mutual Holding Company Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 4,182,050; sole dispositive power 0; shared dispositive power 4,182,050; aggregate amount beneficially owned 4,182,050 (23.8% of the class)
- Liberty Mutual Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 1,672,820; sole dispositive power 0; shared dispositive power 1,672,820; aggregate amount beneficially owned 1,672,820 (9.5% of the class); the aggregate amount excludes certain shares
- Peerless Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 836,410; sole dispositive power 0; shared dispositive power 836,410; aggregate amount beneficially owned 836,410 (4.8% of the class); the aggregate amount excludes certain shares
- Employers Insurance Company of Wausau: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 418,205; sole dispositive power 0; shared dispositive power 418,205; aggregate amount beneficially owned 418,205 (2.4% of the class); the aggregate amount excludes certain shares
- Safeco Insurance Company of America: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 418,205; sole dispositive power 0; shared dispositive power 418,205; aggregate amount beneficially owned 418,205 (2.4% of the class); the aggregate amount excludes certain shares
- Liberty Mutual Fire Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 418,205; sole dispositive power 0; shared dispositive power 418,205; aggregate amount beneficially owned 418,205 (2.4% of the class); the aggregate amount excludes certain shares
- The Ohio Casualty Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 418,205; sole dispositive power 0; shared dispositive power 418,205; aggregate amount beneficially owned 418,205 (2.4% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: 5C Lending Partners Corp.
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York, 10017

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):
(i) Liberty Mutual Holding Company Inc.
(ii) Liberty Mutual Insurance Company
(iii) Peerless Insurance Company
(iv) Employers Insurance Company of Wausau
(v) Liberty Mutual Fire Insurance Company
(vi) The Ohio Casualty Insurance Company
(vii) Safeco Insurance Company of America

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was attached to the original Schedule 13G of the Reporting Persons filed November 25, 2024.
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person is:
175 Berkeley Street, Boston, MA 02116
Citizenship: (i) Liberty Mutual Holding Company Inc. - Massachusetts; (ii) Liberty Mutual Insurance Company - Massachusetts; (iii) Peerless Insurance Company - New Hampshire; (iv) Employers Insurance Company of Wausau - Wisconsin; (v) Liberty Mutual Fire Insurance Company - Wisconsin; (vi) The Ohio Casualty Insurance Company - New Hampshire; (vii) Safeco Insurance Company of America - New Hampshire

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 of the attached cover pages. The percentages reported in Item 11 are based on 17,559,679 shares of Common Stock outstanding as of September 17, 2026, following a capital call completed by the Issuer on September 17, 2026.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

The shares of Common Stock reported herein are held directly by 5C Lending Partners Structured Feeder LP (the "5C Feeder") and represent the pro rata portion of shares of Common Stock held by the 5C Feeder that the Reporting Persons may be deemed to beneficially own pursuant to (i) the Amended and Restated Limited Partnership Agreement (the "LPA") of the 5C Feeder, dated December 19, 2025, entered into by Liberty Mutual Insurance Company, Peerless Insurance Company, Employers Insurance Company of Wausau, Safeco Insurance Company of America, Liberty Mutual Fire Insurance Company and The Ohio Casualty Insurance Company (collectively, the "Subsidiaries") and the General Partner of the 5C Feeder and (ii) the Note Purchase Agreement, dated December 19, 2025 (collectively with the LPA, the "5C Feeder Documents"), entered into by the Subsidiaries, the 5C Feeder, and U.S. Bank Trust Company, National Association, as collateral agent, granting the Subsidiaries certain pro rata rights with respect to the shares of Common Stock held by the 5C Feeder.

Pursuant to the rights granted in the 5C Feeder Documents, the Subsidiaries may be deemed to have beneficial ownership over their respective pro rata shares of Common Stock held by the 5C Feeder as follows: (i) 1,672,820 shares of Common Stock by Liberty Mutual Insurance Company; (ii) 863,410 shares of Common Stock by Peerless Insurance Company; (iii) 418,205 shares of Common Stock by Employers Insurance Company of Wausau; (iv) 418,205 shares of Common Stock by Safeco Insurance Company of America; (v) 418,205 shares of Common Stock by Liberty Mutual Fire Insurance Company; and (vi) 418,205 shares of Common Stock by The Ohio Casualty Insurance Company.

Liberty Mutual Holding Company Inc. ("LMHC") may be deemed to have beneficial ownership over the Subsidiaries' aggregate pro rata share of shares of Common Stock held directly by the 5C Feeder because each of the Subsidiaries is an indirect wholly-owned subsidiary of LMHC. LMHC disclaims beneficial ownership of these securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The identification and classification of each of Reporting Person is set forth in the responses to Item 12 of the attached cover pages.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Liberty Mutual Holding Company Inc.: /s/Patrizio Urciuoli, Executive Vice President (10/01/2026)
- Liberty Mutual Insurance Company: /s/Patrizio Urciuoli, Executive Vice President (10/01/2026)
- Peerless Insurance Company: /s/Patrizio Urciuoli, Executive Vice President (10/01/2026)
- Employers Insurance Company of Wausau: /s/Patrizio Urciuoli, Executive Vice President (10/01/2026)
- Safeco Insurance Company of America: /s/Patrizio Urciuoli, Executive Vice President (10/01/2026)
- Liberty Mutual Fire Insurance Company: /s/Patrizio Urciuoli, Executive Vice President (10/01/2026)
- The Ohio Casualty Insurance Company: /s/Patrizio Urciuoli, Executive Vice President (10/01/2026)